Mail Stop 3010

December 10, 2009

VIA U.S. MAIL and FAX 310-461-1901

Yossi Attia
Chief Executive Officer
Yasheng Eco-Trade Corporation
9107 Wilshire Blvd.
Suite 450
Beverly Hills, CA 90210

> **Re:** **Yasheng Eco-Trade Corporation**
> **Form 10-K**
> **Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
>
> **Form 10-Q**
> **Three Month Period Ended March 31, 2009**
> **Filed May 20, 2009**
>
> **Form 8-K**
> **Filed July 15, 2009**
> **File No. 001-12000**

Dear Mr. Attia:

We have reviewed your response letter dated October 1, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note that you have recently completed many private placements of your securities. For example, we note that you have filed approximately five Forms 8-K since March 16, 2009 to disclose the unregistered sale of securities. Please explain to us why you have not filed electronic Forms D for these issuances as required by Rule 503 of Regulation D. For more information about the electronic filing of Form D, please refer to http://www.sec.gov/info/smallbus/cfformd.htm.

2.   We note your responses to comments 1 and 4 in our letter dated July 21, 2009. We note that your current website, www.yashengecotrade.com, is under construction. Please confirm to us that you will comply with our comments when your website is operable.

Item 1. Description of Business, page 3

3.   We note your additional disclosure regarding the recent transaction with Yasheng Group (BVI). Please explain the relationship between Yasheng Group (BVI) and Yasheng Group and disclose when you plan to increase your authorized shares in order to consummate the deal with Yasheng Group (BVI).

4.   We note that Capitol Properties has agreed that the 38,461,538 shares that it currently holds will be held for the benefit of Yasheng Group (BVI). Please explain why Capitol Properties has agreed to this transaction and disclose its affiliation with the parties involved.

5.   We note your disclosure that Yasheng Group owns 50,000,000 shares of common stock and that Capitol Properties owns 38,461,538 shares in the beneficial ownership table on page 36 of your draft Form 10-K/A. Your disclosure in the business section refers to various different arrangements to issue shares, most of which appear to be pending. If these shares have been issued as the date you have updated your disclosure in this section and as of the date of the beneficial ownership table provided, please revise your disclosure to clarify. In particular, on page 3 you state that, "the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol . . . ." Since these shares appear to have been issued, please revise the disclosure accordingly. Please also clarify that, as of this date, no other shares have yet been issued pursuant to the agreements described.

Item 11. Executive Compensation, page 31

Outstanding Equity Awards, page 31

6.   Refer to footnote (2) to the Outstanding Equity Awards table.   The disclosure
        states that Mr. Attia was granted 1,000 options, which "vest at a rate of *2,500*
        options on each September 22 of 2005, 2006, 2007 and 2008 . . ." (emphasis
        added). This does not appear to be accurate. Please revise your disclosure to
        state how many options were granted and at what rate they vest. Please also
        confirm that Mr. Attia's ownership of 1,000 options to purchase common stock in
        the beneficial ownership table is accurate.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

7.   We have reviewed your response to comment number 16 and the revised draft of
        your Form 10-K. It does not appear that you have retroactively restated your
        statement of stockholders equity to reflect the reverse split. Please revise your
        statement or provide additional information as to how you have complied with our
        previous comment.

Consolidated Statements of Cash Flows, page F-6

8.   We have reviewed your response to comment number 17 and the revised draft of
        your Form 10-K. Please revise your statement of cash flows to start at net income
        as opposed to net income from operations in accordance SFAS 95.

Notes to the Consolidated Financial Statements

4. Investment (an Loans) in Affiliates, at equity, page F-15

9.   We have reviewed your response to comment number 18 and the revised draft of
        your Form 10-K. Please tell us how you have revised the 2008 10-K in
        accordance with our previous comment.

7. Convertible Notes Payable and Debt Discount, page F-18

10.   We note your additional disclosure regarding the debt conversion feature. Please
        revise your disclosure to reference EITF 98-5 and 00-27 as opposed to SFAS 133
        and EITF 00-19.

11.   We have reviewed your response to comment number 20. Please provide
        additional information to explain how your response address the comment
        previously posed regarding additional charges management decided should not be
        recorded as a result of legal action.

12.   We have reviewed your response to comment number 21. Please tell us how you have complied with our previous comment within your revised Form 10-K, as it appears that you still have recorded a debt discount on your balance sheet as of December 31, 2007.

13.   We have reviewed your response to comment number 22 and the revised draft of your Form 10-Q. Please provide additional information as to how you have addressed our previous comment regarding how the company used the risk-free rate adjusted by a risk premium factored into the calculation of the effective interest. Additionally, please tell us where in the draft revised Form 10-Q you have revised your disclosure as indicated in your response.

14.   We have reviewed your response to comment number 23. We can not tell how you have addressed our previous comment regarding whether the requirement to pay additional funds to compensate for the fluctuation in the Euro to US dollar spot exchange rate should be considered a derivative.

10. Dispositions, page F-20

15.   We have reviewed your response to comment number 24. We are unclear as to how you have addressed our previous comment. Pease tell us how management determined the fair value of services proved by the consultant, a calculation of any gain or loss upon settlement, and justification for classification as a consulting, director and professional fee with in your income statement.

16.   We have reviewed your response to comment 25. We are unclear as to how you have addressed our previous comment. Please tell us the nature of the gas rights on real property recorded on your balance sheet as of December 31, 2008. Within your previous responses on the issue, you indicated that these represent performing notes of $2.1 million relating to DCG yet the transaction did you close until February 28, 2009. Further, please address how the reserve report affected your impairment analysis regarding this asset.

Form 10-Q for the quarterly period ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 7

17.   We have reviewed you response to comment number 29. We are unclear as to how you have addressed our previous comment. Please tell us your basis for determining that these shares should be considered issued and outstanding given the significant contingency and how you have accounted for the issuance including your recording of goodwill.

Form 10-Q/A for the quarterly period ended March 31, 2009 and Form 10-Q for the quarterly period ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

18.   We note your references to Private Securities Litigation Reform Act of 1995 and the safe harbors provided thereunder. Your Form 10-Q for the quarter ended September 30, 2009 also refers to the safe harbor. As we have previously indicated, you do not appear to be eligible to take advantage of the safe harbors for forward-looking statements. Please revise to remove your reference to the PSLRA or explain to us why you believe you are eligible to take advantage of the safe harbors.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief